SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-31323

(Check One)

☐ Form 10-K	☐ Form 11-K	☐ Form 10-D	☐ Form N-CSR
☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

For period ended: March 31, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the transition period ended: N/A

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

SLS INTERNATIONAL, INC.

(Full name of registrant)

N/A

(Former name if applicable)

1650 W. Jackson

(Address of principal executive office)

Ozark, Missouri  65721

(City, state and zip code)

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We have worked diligently to complete our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.  But we have recently experienced turnover of the staff in our accounting department and management has been focused on pressing financing and operational issues.  Further, this quarterly report is the first quarterly report that we have been required to file as an accelerated filer – requiring the filing within 40 days following the end of the quarter instead of 45 days.  As a result of these factors, we have been unable to complete the Form 10-Q by the required date without unreasonable effort and expense.  Pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, we respectfully request a five-day extension to file our Quarterly Report on Form 10-Q.

PART IV

OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification.

Michael L. Maples	(417)	883-4549
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes     ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes     ☒ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

N/A

SLS INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2006	By:	/s/ MICHAEL L. MAPLES
Name: Michael L. Maples
Title: Chief Financial Officer